BY EDGAR TRANSMISSION

December 9, 2011

Ms. Christina DiAngelo
Mr. Kieran Brown
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-178050

Dear Ms. DiAngelo and Mr. Brown:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me on Friday, December 2, 2011 and Tuesday, December 6, 2011. Changes in response to staff comments will be made by the Registrant in a pre-effective N-14/A filing for the Proxy
Statement/Prospectus related to the Reorganizations of the SmallCap Value Fund into the
SmallCap Blend Fund and the SmallCap Growth Fund into the SmallCap Blend Fund.

Comments from Ms. DiAngelo:

Comment 1. Include accounting survivor analysis for the Reorganizations.

Response The criteria that are generally applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the
“Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the disappearing fund should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3)
portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The Staff of the Commission has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In this connection, the Staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles” (North American Security Trust (pub. avail. Aug. 15, 1994).

Based on its review, Principal Management Corporation (“PMC”) determined, with respect to each Reorganization, that the Acquiring Fund will be the accounting survivor and that the performance history of the Acquiring Fund will be used after the Reorganization. In this connection, PMC concluded that: (1) the combined Fund will be advised by the portfolio management team that currently advises the Acquiring Fund; (2) the combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring
Fund; (3) the portfolio composition of the combined Fund will more closely resemble the portfolio composition of the Acquiring Fund because the combined Fund will be managed by the Acquiring
Fund’s portfolio management team in accordance with the investment objectives, policies, and restrictions of that Fund; (4) the expense structure and expense ratios of the combined Fund will more closely resemble those of the Acquiring Fund; and (5) the Acquiring Fund is the larger of the
Funds involved in the Reorganization.

Comment 2. As noted previously, please include the significant redemption as an adjustment to both the capitalization table and pro forma financial statements for the SmallCap Value Fund.
Please include in your correspondence the effect of the redemption on the fees and expenses of the target fund.

Response. An adjustment to the capitalization table and the pro form financial statements has been made to reflect the significant redemption made in the SmallCap Value Fund. The redemption caused the fees and expenses to increase by approximately 40 basis points following the redemption, however the actual costs to shareholders was insignificant due to contractual caps.

Comment 3. In section titled “Reorganization”, existing disclosure on page 3 reads as follows:

“Moreover, the SmallCap Blend Fund, as a fund with greater assets, may be expected to afford shareholders of the SmallCap Value Fund, on an ongoing basis, greater prospects for growth and efficient management.”

Please clarify that the SmallCap Blend Fund is currently larger than the SmallCap Value Fund- this wasn’t the case prior to the significant redemption.

Response. The requested disclosure has been added.

Comment 4. In section titled “Reorganization”, existing disclosure on page 3 reads as follows:
Existing disclosure on page 3 reads as follows:

“The Funds have the same advisory fee rates and, although the SmallCap Blend Fund has higher overall expense ratios than the Small Cap Value Fund with respect to certain share classes, PMC has agreed to cap the expenses of the SmallCap Blend Fund for a two-year period following the
Reorganization.”

Please clarify what is meant by “higher overall expenses”? Be more specific. Do you mean gross expenses, before waivers? For example, it appears as if the target fund generally has higher expenses on a gross basis, but has lower expenses on a net basis than the acquiring fund. Note however that Class C shares of the target fund have lower gross expenses and net expenses than the acquiring fund. Please make applicable changes to similar disclosure of SmallCap Blend/SmallCap
Growth merger as required.

Response.	The disclosure has been revised to reflect higher overall “net” expenses.

Comment 5. In section titled “Reorganization”, existing disclosure reads as follows:

“PMC has agreed to cap the expenses of the SmallCap Blend Fund for a two-year period following the Reorganization.”

Disclose what these expense caps are based on. For example, are the caps based on the existing expense levels of the target fund? Clarify in this section that after the contractual two year expense limitation period, the expenses could increase to a level that may be higher than currently experienced by shareholders of the target fund. Please make applicable changes to similar disclosure of SmallCap Blend/SmallCap Growth merger as required.

Response.	The requested disclosure has been made.

Comment 6.	Please refer the readers to the Federal Income Tax consequences section and add disclosure about the tax implications of these sales and the distributions resulting from these sales.

Response.	The Registrant believes it already has included the information requested. Current disclosure in the Reorganization section current reads as follows:

In the opinion of legal counsel, each Reorganization will qualify as a tax-free reorganization and, for federal income tax purposes, no gain or loss will be recognized as a result of the Reorganization by the Acquired or Acquiring Fund shareholders. Please see
“Information About the Reorganization – Federal Income Tax Consequences” for a discussion the tax consequences to the Acquired Fund and its shareholders of disposing of portfolio securities, as described below, and their relation to available pre-reorganization capital losses of the Acquired Funds.

Comment 7. Clarify that the disposition of target fund portfolio securities will occur before the transaction.

Response. The requested disclosure has been made.

Comment 8.	With respect to the SmallCap Growth/SmallCap Blend merger, you state that the shareholders of the acquired fund are not expected to experience increased fund operating expenses. This does not appear to be true. According to the fee tables on page 14, if only the two funds are combined, many share classes will experience higher expenses.

Response. The increased operating expenses are due to an increase in “Acquired Fund Fees and Expenses”. The disclosure has been rewritten to explain the increase.

Comment 9. On the fee table on page 6, Table (a): Class J shares of the SmallCap Value Fund are presented as 1.57%. The audited financial highlights present 1.47% gross and 1.40% net. Was this a voluntary waiver?

Response. The 1.57% included in the prospectus includes 0.10% of Acquired Fund Fees and
Expenses not included in the Financial Highlights. The net ratio of 1.40% reflects the voluntary
12b-1 fee waiver that was in place at a rate of 0.05% from November 1, 2009 until June 30, 2010 and 0.10% from July 1, 2010 through the date of the audited financial statement.

Comment 11. On the fee table on page 6, Table (b): Class B of the SmallCap Blend Fund is presented as 2.43% on a net basis. The net expense ratio at 10/31/10 was 2.74%. Was the expense limit changed?

Response. An expense limit was added on October 1, 2010 at a rate of 2.38%. The difference between the expense limit and the 2.43% shown in the prospectus is due to Acquired Fund Fees and Expense where are not subject to the expense limit.

Comment 12. On the fee table on page 6, Table (b): Class J of the SmallCap Blend Fund is presented as 1.57%. The financial highlights at 10/31/10 present 1.35% net and 1.42% gross.

Response. The other expenses listed in the prospectus are incorrect and should be disclosed at
0.22%, making the Total Annual Fund Operating Expenses 1.47%. The difference between 1.47%
prospectus ratio and the 1.42% gross Financial Highlights ratio is due to 0.05% in Acquired Fund
Fees.

Comment 13. In the financial highlights for Class A shares of the SmallCap Blend Fund, there is a note that the ratio reflects the Manager’s contractual expense limit. Were there any fees waived at
10/31/10?

Response. The expense limit was not reached during the period and no fees were waived.

Comment 14. In the footnotes to the fee tables, the language describing what's excluded from the expense limitation does not agree to the financial statements, but does agree to the prospectus-- the financial statements exclude "interest the funds incur in connection with investments they make".
Ensure that the language is consistent among all disclosure documents going forward.

Response. We will ensure consistency going forward.

Comment 15. On the Expense Example sections for both proposals, disclose that the table reflects the conversion of B shares to A shares after 8 years.

Response. The requested disclosure has been added.

Comment 16. With regards to the hypothetical expense example tables, what period was used in the example calculations for the ProForma Combined Funds? The pro forma combined waivers are in effect for two years. Were two years of net expenses used to calculate the hypothetical expense examples?

Response. The expense examples have been updated to reflect the two year period of the expense cap.

Comment 17. With regards to the hypothetical expense example tables, for the SmallCap Blend
Fund (Acquiring Fund) Pro Forma Assuming Reorganization (If you do not sell your shares)
example, why are the Class A hypothetical expense examples different from the “if you sell your shares” examples? It shouldn’t matter with A shares’ front-end load; they should be the same.
Please also review the “if you do not sell your shares” calculation for Class B and C shares as well.

Response. The expense examples have been updated.

Comment 18. On Page 21, the following disclosure appears inconsistent with disclosure elsewhere in the document regarding the payment of reorganization expenses:

“Under the Plan related to the Reorganization of the SmallCap Growth Fund into the SmallCap
Blend Fund, the SmallCap Growth Fund will pay all expenses and out-of-pocket fees incurred in connection with the Reorganization.”

Response. The disclosure has been revised to properly reflect that PMC will be paying all out-
of-pocket fees incurred in connection with the Reorganization.

Comment 19. On page 30, consider updating the information- for example, what is the percentage ownership of the SmallCap Value Fund after the significant redemption?

Response. As of 10/31/2011, no fund listed in the proxy was being used as a “fund-of-funds”.
Therefore, the description of “Underlying Funds” on page 30 has been deleted, along with
“underling fund risk” listed under “Comparison of Principal Investment Risks” for both proposals.

Comment 21. In the Statement of Additional Information, Pro Forma Financial Statements
section, in the second paragraph, why is the term “combined Acquiring funds” used?

Response. The disclosure has been appropriately revised.

Comment 22. In the Statement of Additional Information - Pro Forma Statement of Operations,
why is an adjustment being shown to Management fees--- the pro forma fee tables do not show a drop in management fees. Is this a timing difference?

Response. The adjustment reflects breakpoints afforded the combined funds larger asset size.

Comment 23. Pro Forma Schedule of Investments- Confirm that investments in PennantPark
Investment Corp, a BDC is included in the AFFE calculation.

Response. PennantPark Investment Carp was included in the AFFE calculation.

Comments from Mr. Brown:
Comment 24. On the coversheet, please include a phone number for Principal Funds, Inc.

Response. The requested disclosure has been added.

Comment 25. On the coversheet, include a brief description of the investment objectives of the
Acquiring Fund and the Acquired Funds.

Response. The requested disclosure has been added.

Comment 26. On the coversheet, please disclose that the Proxy Statement/Prospectus “concisely describes” the matters to be voted on at the meeting.

Response. The disclosure has been revised as requested.

Comment 28. On page one of the Proxy Statement/Prospectus, please disclose that shareholders may receive the Annual and Semi-Annual Reports, free of charge, upon written request.

Response. The requested disclosure has been added.

Comment 29. In section titled “Reorganization”, please clarify whether the Reorganizations will result in a material change to the exchange rights of shareholders of the funds.

Response. The disclosure has been revised to reflect that the Reorganizations will not result in a material change to the exchange rights of shareholders.

Comment 31. For both proposals, please clarify that PMC is the Investment Advisor for both the
Acquired and the Acquiring Funds.

Response. The requested disclosure has been added.

Comment 32. For both proposals, please confirm the start date of each portfolio manager for both the Acquired and the Acquiring Fund.

Response. The disclosure has been appropriately revised.

Comment 33. For both proposals, please change the disclosure of the range of the indexes in the Principal Investment Strategies section to read $20 million instead of $0.02 billion.

Response. The disclosure has been revised as requested.

Comment 34. For both proposals, please move the Comparison of Principal Investment Risks so that it appears immediately after the Comparison of Investment Objectives and Risks.

Response. The disclosure has been revised as requested.

Comment 35. With regards to the Shareholder Fees section for both proposals, please clarify that the shareholder fees apply to both funds.

Response. The disclosure has been revised as requested.

Comment 36. For both proposals, please clarify that the CDSC that may be applied to made on certain redemptions made within 18 months only applies to J shares.

Response. This footnote has been removed from this section in accordance with Form N-1A.

Comment 37. With regards to the SmallCap Value/SmallCap Blend reorganization, explain why the total operating expense ratios for the pro forma fee table (assuming both reorganizations) is higher than the total operating expense ratios for the pro forma fee table (assuming only the proposed reorganization with the SmallCap Value Fund.

Response. The transfer agent costs are higher in SmallCap Growth Fund due to smaller account sizes. This causes the combination of the three funds to have higher “Other Expenses”
than the combination of only SmallCap Value Fund and SmallCap Blend Fund.

Comment 38. For both proposals, explain what direct or indirect benefits the Board considered that could derived by PMC.

Response. The requested disclosure has been added.

Comment 39. Please explain in the comment letter whether a possible merger into a non-affiliated fund was considered by the Board for both proposals, and if not, why not.

Response. The Board did not consider a possible merger of the funds with a non-affiliated fund as such efforts would not be economically efficient, especially given the sizes of the Acquired
Funds and the commonality of their investment objectives.

Comment 40. In the section titled “Reasons for the Reorganization” for both proposals, please explain why a fund with greater assets may be expected to afford shareholders of the Acquired
Funds, on an ongoing basis, greater prospects for growth.

Response. Additional disclosure has been added as requested.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.